Management’s Discussion and Analysis
For the Period Ended September 30, 2010

Genco Resources Ltd.

TSX: GGC

Suite 525 – 999 W. Hastings Street
Vancouver, BC V6C 2W2 Canada
Telephone: 604-682-2205
Fax: 604-682-2235

Dated: November 12, 2010

November 12, 2010

Introduction

For the purpose of this Management Discussion and Analysis (“MD&A”), the terms “the Company” and “Genco”, refer to Genco Resources Ltd. The information provided in this MD&A is supplemented by disclosure contained within the Company’s unaudited consolidated financial statements for the period ended September 30, 2010 and audited consolidated financial statements for the year ended December 31, 2009, and Genco’s Annual Information Form for the year ended December 31, 2009 available on the SEDAR website: www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). All dollar amounts are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

Genco’s MD&A may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian Securities Regulatory Authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Genco does not intend, and does not assume any obligation, to update these forward-looking statements.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mining companies and companies doing business in multiple political jurisdictions.

Qualified Person

Technical information contained in this MD&A has been prepared by or under the supervision of the Company’s independent mining consultants, Glenn Clark, P.Eng. and/or John Thornton ‘Qualified Persons’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators.

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Genco Resources Ltd.	2010 Q2 MD&A

Overview

Genco is engaged in silver and gold mining, and related activities, which include exploration, extraction, processing and reclamation. The Company has mining operations in Mexico and owns exploration properties in Canada, Mexico and the United States.

Genco remains focused on developing its core assets in the Temascaltepec Mining District of Mexico. These assets include the producing La Guitarra silver-gold mine and mining concessions covering over 39,000 hectares in one of Mexico’s oldest and most prolific silver districts. La Guitarra mine currently consists of two underground operation centres, La Guitarra and San Rafael, and a flotation mill with a proven capacity of 320 tonnes per day.

In December 2009, Genco announced completion of a feasibility study (the “Study”), which evaluated a ten-fold expansion of Genco's existing mining operations at La Guitarra mine, and elsewhere within the Temascaltepec Mining District, to 3,000 tonnes per day. The Study was prepared by Kappes, Cassiday and Associates (“KCA”).

In January 2010, Genco released results of an updated resource and reserve audit for its La Guitarra Mine and Temascaltepec Mining District. The reserve and resource calculations are based on assay data obtained from diamond drilling and sampling both on surface and from underground, and ore body modelling.

Genco believes continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources, and the discovery of new areas of mineralization.

On September 20, 2010 Genco announced that it had entered into a business combination agreement with Silvermex Resources Ltd (“Silvermex”) to combine their respective businesses in an all-share transaction. The transaction will be carried out by way of a plan of arrangement subject to court approval, approval by both Companies’ shareholders, applicable regulatory and exchange approvals and the satisfaction of certain other conditions. Prior to the completion of the transaction, Genco will subdivide all of the outstanding Genco common shares on a 1.1 for 1 basis. Under the terms of the Agreement, all of the Silvermex shares will be exchanged on a 1 for 1 basis.

Subsequent to September 30, 2010 the shareholders of both Genco and Silvermex approved the transaction as did the courts. The Company is currently in the process of completing the transaction and changing its name to Silvermex Resources Incorporated.

Outlook

During the month of April 2010, La Guitarra mill was restarted, following a seventeen month closure, milling ore from existing stockpiles and dumps on a limited basis. Although the ore milled was considered low grade, metal prices at the time combined with low associated mining and milling costs made the processing of this material attractive on a cost recovery basis. In May 2010 La Guitarra received the necessary authorization to purchase explosives and resumed underground mining operations.

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Genco Resources Ltd.	2010 Q2 MD&A

During the mine restart management did not expect to reach profitable levels of production immediately, but anticipated losses would be reduced with the restart of mining operations. Although production costs during the restart of operations have been higher than costs reported in the past these increased costs have been largely offset by improved metal prices. The Company’s focus in the short term will be to lower mining costs and to increase metal production. Several options are being explored to increase metal production, but the Company believes any increase in production must be sustainable and not short term in nature. The Company continues to focus on controlling costs and discretionary expenditures in an effort to achieve sustainable profitability as soon as possible.

The Company’s goal in the long term remains production expansion of La Guitarra mill and mine and it will continue to evaluate different production and expansion scenarios to better take advantage of the potential of the Temascaltepec district. Any increased production scenario will be evaluated taking into consideration current and projected metal prices, projected capital and operating costs and funding options.

Upon completion of the proposed transaction with Silvermex, Genco believes it will be well positioned for the development and expansion of La Guitarra with experienced operations focussed management and enhanced access to capital.

Mine Operations

In late October 2008, a group of former employees of Genco’s primary mining contractor, SIMSA, closed La Guitarra by blocking mine access. The dispute was resolved in November 2009 with metal production resuming in April 2010. The Company had no production during the year ended December 31, 2009. All mineral sales recorded for the year ended December 31, 2009 relate to the sale of mineral concentrates produced prior to December 31, 2008, and were recognized in accordance with the Company’s revenue recognition policy.

The following table summarizes metal production at La Guitarra mine for the period:

	Q3	Q3	YTD
	2010	2009(2)	2010	2009(1)
Tonnes ore milled	16,568	--	23,110	--
Tonnes ore milled per day (3)	180	--	142	--
Silver equivalent grade (g/t)	214	--	199	--
Silver grade (g/t)	132	--	124	--
Gold grade (g/t)	1.23	--	1.12	--
Silver recovery (%)	90.20	--	88.94	--
Gold recovery (%)	84.80	--	82.82	--
eAg production (ounces) (4)	100,756	--	128,194	24,583
Silver production (ounces) (4)	63,768	--	81,967	14,565
Gold production (ounces) (4)	557	--	694	156
eAg sales (ounces)	12,800	--	27,852	21,699
Silver sales (ounces)	9,540	--	16,935	12,644
Gold sales (ounces)	49.08	--	160.81	141
Average realized silver price (US$)	17.96	--	18.21	17.67
Average realized gold price (US$)	1,192.97	--	1,211.19	1,134.72
Gold$/Silver$ equivalency factor	66.42	--	66.61	64.22

(1)	All sales relate to mineral concentrates produced during 2008 and sold during 2009.
(2)	Production suspended due to an illegal roadblock.
(3)	Tonnes milled per day in 2010 based on 163 days with the commencement of milling on April 21, 2010.
(4)	Ounces contained in concentrate produced during the period in 2010. For the year ended December 31, 2009 refers to ounces contained in concentrate shipped.

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Genco Resources Ltd.	2010 Q2 MD&A

Exploration and Mine Development

Exploration

Within the Temascaltepec Mining District the Company has adopted a systematic approach to exploration, which involves the identification of potential economic mineralization through underground and surface sampling followed by drill testing priority targets.

Genco has completed over 85,000 metres of core and reverse circulation drilling since August 2006. Initial drilling focused on developing reserves and resources near the existing La Guitarra Mine. The Company has conducted additional drilling in the areas of Mina de Agua, Nazareno and Coloso with economic ore bodies identified in each of these areas. Genco estimates that less than 5% of the identified vein system has been drill tested to date.

Mine Development

Although potential new production centres have been identified at Mina de Agua, Coloso and Nazareno at this time Genco plans to focus development on existing areas of production at La Guitarra and San Rafael. During the three month period ended September 30, 2010, work at La Guitarra focused on expanding current areas of production and rehabilitation work to restart production on the La Cruz level.

Results of Operations

Total assets were $38,370,026 at September 30, 2010, an increase of $1,315,028 compared with December 31, 2009. This increase reflects the proceeds from financing activities undertaken during the year and increases in mineral inventories.

On September 30, 2010, current assets were $5,537,805, an increase of $1,620,961 from December 31, 2009. This increase is attributable to an increase in cash and mineral inventory. On September 30, 2010, Genco had working capital of $1,127,859 an increase of $1,748,570 compared with December 31, 2009. The improvement in working capital is a result of financing activities during the nine month period ended September 30, 2010. On September 30, 2010, current liabilities were $4,409,946, a decrease of 127,069 over December 31, 2009.

Long-term liabilities were $6,046,335 on September 30, 2010, a decrease from December 31, 2009. Long term-term liabilities are comprised of asset retirement obligations and future income taxes. The reduction in the amount of long-term liabilities is the result of the reclassification of the final La Guitarra property payment to a current liability.

Although the Company recommenced operations at La Guitarra during April 2010 it continues to report significant losses. The Company earned $560,480 from metal sales during the nine month period ended September 30, 2010, and incurred a gross loss of $947,008. This loss is partly attributed to higher operating costs related to restarting La Guitarra and the processing of lower grade ore. In July of 2010 management commenced a review of available options for the processing of mineral concentrates produced at La Guitarra. While this review was in process concentrates were not shipped and therefore only limited sales were reported during the third quarter while concentrate inventories increased to $839,542. In accordance with the Company’s accounting policy concentrates in inventory are valued at the lower of cost of production or realizable metal value. In this case the inventory is valued at cost as the estimated metal value is significantly higher. Subsequent to September 30, 2010 the review of processing options was completed and the Company began shipping mineral concentrates. Genco expects prior to the end of the fourth quarter all existing concentrate inventory will be commercialized as will any concentrates produced during the period. There were no sales for the comparative period as La Guitarra mine was not operating due to mine access issues.

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Genco Resources Ltd.	2010 Q2 MD&A

Genco’s net loss for the nine month period ended September 30, 2010 was $3,401,681, compared with net loss of $691,956 during the nine month period ended September 30, 2009. Administration expenses of $2,403,849 relate to all costs associated with the Company’s head office, listing expenses and other general corporate expenses which were higher than the previous year due to offsetting foreign exchange gains realized in the nine month period of 2009 and costs incurred during 2010 relating to property evaluation, due diligence and other merger and acquisition activity. Mine overhead costs of $905,503 relate to all expenses of La Guitarra prior to the recommencement of mining operations. Mine overhead costs were significantly higher than the previous year due increased labour and other costs which were incurred in anticipation of recommencing mine operations at La Guitarra during the period prior to the restart of operations. The gain on marketable securities in 2009 was due to the Company recognizing a one-time gain related to financial instruments totalling $2,015,364, which significantly affected income for the nine month period ended September 30, 2009.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters (in thousands, except per share):

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2010	2010	2010	2009	2009	2009	2009	2008
	$	$	$	$	$	$	$
Revenue	313	248	Nil	382	Nil	Nil	Nil	479
Operating profit (loss)	(358)	(589)	Nil	339	Nil	Nil	Nil	(1,929)
Net income (loss)	(355)	(1,565)	(1,482)	(14,617)	(1,488)	204	592	(6,788)
Earnings (loss) per share*	(0.00)	(0.02)	(0.02)	(0.20)	(0.02)	0.00	0.01	(0.17)

*Basic and fully diluted

The net loss for the quarter ended September 30, 2010 was $354,849. Administration expenses of $998,260 relate to all costs associated with the Company’s head office, listing expenses and other general corporate expenses which were higher than the previous year due to offsetting foreign exchange gains in 2009 and increased mergers and acquisitions activity during 2010. During the quarter ended September 30, 2010 a recovery of $1,078,097 was recognized when the previously written down carrying value of a note receivable from Andover Ventures Inc. was recognized following the renegotiation of terms of the receivable and receipt of partial payment in accordance with the new terms.

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Genco Resources Ltd.	2010 Q2 MD&A

Liquidity and Capital Resources

On September 30, 2010, the Company had cash on hand of $1,668,460, current assets of $5,537,805 and working capital of $1,127,859. The Company believes current cash on hand is sufficient to meet its short-term needs in the operation of its La Guitarra mine. In addition to cash used to fund the Company’s operations, key events affecting the Company’s cash and working capital are as follows:

  During the three month period ended March 31, 2010, Genco completed an oversubscribed private placement of 13,261,000 units at a price of $0.36 per unit for gross proceeds of $4,773,960 and net proceeds of $4,267,261 after agent’s commission and expenses. As part of this placement the Company issued 13,261,000 common shares and 5,992,927 warrants with an exercise price of $0.45 which expire between February 12, 2012 and March 10, 2012.

  During July 2010 the Company received a $1,300,000 payment from Andover Ventures Inc. (“Andover”) and amended the existing agreement by which the Company has agreed to sell to Andover shares of common stock of Chief Consolidated Mining Company.
  Under the terms of the original agreement dated March 24, 2009, Andover was required to pay $5,000,000 on or before September 30, 2010 plus quarterly interest calculated at the US Prime Rate plus 2% (subject to a minimum rate of 4% per year). Under the terms of the new agreement, Andover paid $1,300,000 and agreed to pay a further $700,000 plus quarterly interest on or before October 31, 2010 and $2,000,000 plus quarterly interest on or before September 24, 2011.

  On October 28, 2010 the Company received a $700,000 payment from Andover Ventures Inc. in accordance with the amended terms of the agreement for the sale of shares of common stock of Chief Consolidated Mining Company.

The following table summarizes the Company’s contractual obligations on September 30, 2010:

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt	514,700	514,700	Nil	Nil	Nil
Capital Lease Obligations	1,516	1,516	Nil	Nil	Nil
Operating Leases	148,357	93,699	54,658	Nil	Nil
Other Long-Term Obligations	115,368	Nil	Nil	Nil	115,368
Total Contractual Obligations	$779,941	$609,915	$54,658	$Nil	$115,368

Long-term debt consists of debt incurred to purchase La Guitarra. Leases include office equipment and office space. Other long-term obligations consist of the present value of the estimated costs of mine closure in Mexico. At September 30, 2010, the Company’s undiscounted future asset retirement obligation estimate was $1,353,638.

In July of this year Management commenced a review of available options for the processing of mineral concentrates produced at La Guitarra. While this review was in process concentrates were not shipped and therefore only limited sales were reported during the third quarter while concentrate inventories increased to $839,542, which, in accordance with the Company’s accounting policy reflects the lower of cost of production or realizable metal value. Subsequent to September 30, 2010 the review of processing options was completed and the Company began shipping mineral concentrates.  Genco expects prior to the end of the fourth quarter all existing concentrate inventory will be commercialized as will any concentrates produced during the period.

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Genco Resources Ltd.	2010 Q2 MD&A

Other factors which may affect the Company’s liquidity include the final outcome of the Company’s tax reassessment in Mexico in the amount of approximately $3,100,000 for calendar year 2003. Although the Company has appealed the reassessment and management believes it is without merit and will ultimately be successful in having it reversed, the Company may be required to post a bond or equivalent security with the Service of Tax Administration in the amount of the reassessment. Failure to provide a bond or equivalent security may result in the government placing a lien against the Company’s assets in Mexico until the tax reassessment is resolved. The Company does not expect the reassessment to be resolved until late 2011 at the earliest.

In order to implement long-term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, Genco may need to raise additional funds. At this time, the Company does not know of any demands, commitments, or future events, which will materially affect its liquidity. As in many resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing. No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Transactions with Related Parties

In addition to related party transactions disclosed elsewhere in MD&A, during the nine month period ended September 30, 2010, the Company paid or accrued a total of $285,500 in consulting fees and bonuses to directors and officers (September 30, 2009 - $164,025). Also, during the nine month period ended September 30, 2010 the Company completed a private placement at a price of $0.36 per unit of which a director subscribed for 5,150,290 common shares and 500,000 warrants.

Included in accounts payable at the period ended September 30, 2010 is $129,400 owing to officers of the Company (December 31, 2009 - $134,709).

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

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Genco Resources Ltd.	2010 Q2 MD&A

Critical Accounting Policies

The Company summarized its critical accounting policies in Note 2 to its audited consolidated financial statements. In the preparation of its audited consolidated financial statements, Genco uses Canadian GAAP, which requires Management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure. Management bases its estimates on knowledge of current events and actions that the Company may undertake in the future; actual results may differ from these estimates.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB announced 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

IFRS conversion impact on financial reporting

The Company’s changeover plan addressing the IFRS conversion impact on financial reporting consists of three phases: scoping and planning, design and build and implementation and reviewing. In certain cases, some phases will be in process concurrently as IFRS is applied to specific areas.

Phase 1: Scoping and planning

This phase included a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS. Based on the IFRS effective January 1, 2010, this phase was completed in the first quarter of 2010. Twenty-nine financial statement areas have been identified as being impacted by IFRS with varying extent. A detailed implementation plan was developed based on the results of the assessment, with priority given to addressing financial statement areas highly affected by IFRS conversion. Refer to the Summary of impact on key areas on starting on page 11.

Phase 2: Design and build

In this phase, detailed analysis and evaluation of the areas identified as being impacted by IFRS in phase 1 are performed.

This phase was initiated during the second quarter of 2010. The progress in detailed analysis and evaluation on high and medium impact areas was slower than expected in the third quarter, mainly due to certain historical data not being readily available for analysis. The necessary work to resolve the issue has been launched and is being dealt with high priority. Management is aware of the time constraint on the matter and is providing full support to put the IFRS conversion project back on track. Management’s preliminary assessment on accounting policy made to-date can be found in the Summary of impact on key areas starting on page 11.

Management’s preliminary assessment on accounting policy made to-date can be found in the Summary of impact on key areas starting on page 11.

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Genco Resources Ltd.	2010 Q2 MD&A

Phase 3: Implementation and reviewing

This phase includes implementation of changes identified in phase 2 affecting financial reporting, internal controls and businesses, finalization and approval of accounting policy choices and IFRS 1 exemption, and training of accounting and other staff, as necessary. The preparation of an opening IFRS balance sheet and IFRS compliant comparatives for 2010 reporting periods will commence during this phase. This phase is executed concurrently with phase 2 in the areas where there are known differences and will continue through 2010.

Due to the pending business combination, the Company’s Audit Committee has postponed its review and approval of drafted IFRS accounting policies. However, the current members of the Audit Committee are aware of the IFRS conversion progress.

Summary of impact on key areas

1. First-time adoption IFRSs

First-Time Adoption of International Financial Reporting Standards (“IFRS1”), provides entities adopting IFRSs for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRSs. The most significant IFRS 1 exemptions that are expected to apply to the Company are summarized and the Company’s current intentions, which are subject to Audit Committee approval, in this regard are indicated in the following table:

Optional exemption	Description and Genco’s intention
Business combination

Under this exemption, the Company may elect not to apply IFRS 3 retrospectively to past business combinations. The standard may be applied prospectively from the date of the opening IFRS balance sheet.

The Company intends to use this exemption.

Share-based payment transactions

A first-time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted on or before November 7, 2002. A first-time adopter is encouraged, but not required, to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.

The company intends to apply this exemption to equity instruments that were granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before the date of opening IFRS balance sheet.

Fair value or revaluation as deemed cost

This exemption allows the Company to initially measure an item of property, plant and equipment upon transition to IFRS at fair value or a previous GAAP valuation (i.e. historical cost).

The Company will selectively apply this exemption when fair value is not available for specific assets.

Cumulative translation differences

This exemption permits the Company to reset the cumulative translation differences to zero by recognizing the full amount in the retained earnings of the opening IFRS balance sheet.

The Company intends to use this exemption.

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Genco Resources Ltd.	2010 Q2 MD&A

Optional exemption	Description and Genco’s intention
Decommissioning liabilities included in the cost of property, plant and equipment

This exemption permits the Company not to comply with IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities, which requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates.

The Company intends to use this exemption.

Borrowing costs

This exemption allows the Company to adopt IAS 23, which requires the capitalization of borrowing costs on all qualifying assets, prospectively from the date of the opening IFRS balance sheet.

The Company intends to use this exemption.

2.	Impact on key financial statement areas

The Company has identified the differences between its current accounting policies and those required or expected to apply in preparing IFRS financial statements during the first phase of the conversion plan. The key areas where the Company expects accounting policies may differ and where accounting policy decisions are necessary that may impact the Company’s consolidated financial statements are summarized below. The impact from IFRS 1 exemption choices is not included in below summary.

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Exploration for evaluation of mineral resources (“E&E”)

IFRS allows previous GAAP policy regarding E&E expenditures to be carried forward to post-conversion period if entity chooses to do so and requires entities to value E&E assets using a cost or a revaluation model subsequent to initial recognition. E&E assets may be disclosed as either tangible or intangible asset under IFRS. Entities may test impairment of E&E assets on a multiple cash-generating unit basis under IFRS, as long as such policy is established.

The Company intends to elect the cost model for subsequent measurement of E&E assets and to disclose E&E assets as tangible asset. E&E policies and related impairment testing policy are in the process of being finalized.

Property, plant and equipment (“PP&E”)

IFRS requires entities to value PP&E using a cost or a revaluation model subsequent to initial recognition. Under IFRS, where part of an item of PP&E has a cost that is significant in relation to the cost of the item as a whole, it must be depreciated separately from the remainder of the item.

The Company intends to apply the cost model for subsequent valuation of PP&E. Quantification of differences arising from componentizing PP&E is ongoing. The impact is not expected to be significant to the opening IFRS balance sheet and post-conversion financial results and position.

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Genco Resources Ltd.	2010 Q2 MD&A

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Impairment of assets

IFRS does not allow the two-step approach to impairment testing which was allowed under Canadian GAAP. Under IFRS’ one-step approach, asset carrying values are compared directly with the higher of fair value less costs to sell and value in use which uses discounted future cash flows. IFRS allows reversal of impairment losses where circumstances have changed such that the impairments have been reduced. The Company is currently assessing whether impairment tests conducted under IFRS requirements indicate impairments that were not identified under the Canadian GAAP approach.

The Company expects that there may be some impact to the opening IFRS balance sheet. In the post-conversion period, the financial statement impact will largely depend on the circumstances existing at the time of impairment test.

Share- based payment (“SBP”)

IFRS defines employees based on substance over form principles, whereas Canadian GAAP generally follows the legal definition. IFRS requires each instalment of share- option grant to be measured as a separate award, if share options vest at different times. Under IFRS, entities are required to estimate forfeitures upfront in the valuation of share options, whereas under Canadian GAAP, they can be recorded upfront or recorded as they occur.

The Company will adopt the change in definition of employees and apply accordingly when SBPs are measured. However, the change does not impact the opening IFRS balance sheet. IFRS option pricing and SBP recognition methodologies will impact the opening IFRS balance sheet and SBP expenses recognized in post-conversion periods, but the impact is expected to be insignificant.

The effects of changes in foreign exchange rates

Under IFRS, two primary indicators generally determine a functional currency: the currency that mainly influences sales prices and the currency that mainly influences labour, material, and other costs of providing goods and services. This is a different approach from that under Canadian GAAP where the translation method depends on whether the foreign operation is assessed to be integrated or self-sustaining.

The Company has determined that the change in functional currency of its operating entity is necessary under IFRS and expects the change to impact many financial statement amounts. Quantification of the impact is ongoing.

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Genco Resources Ltd.	2010 Q2 MD&A

Financial statement area	Differences between IFRS and Canadian GAAP and Status
Provision, contingent liabilities and contingent assets (including asset retirement obligations ( “ARO”))

IFRS requires a provision be recognized when there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. Under Canadian GAAP, a provision is recognized when an outflow of resources is “likely”, which is a higher threshold than “probable”. IFRS measures the provisions using a mid-point of a range, whereas Canadian GAAP uses the lowest value. For material provisions, IFRS requires the provisions to be discounted.

IFRS requires recognition of both legal and constructive AROs, whereas only the legal obligations are recognized under Canadian GAAP. Under IFRS, ARO is measured based on management’s best estimate, whereas Canadian GAAP measures it based on the fair value of the obligation. Cash flow estimates are discounted to present value using a discount rate which is based on the risks specific to the liability, unless those risks have been built into the cash flow estimates. Canadian GAAP requires the use of a credit adjusted risk free rate to discount cash flow estimates.

The Company will review existing and possible legal actions against the Company and evaluate whether additional provisions need to be recognized under IFRS. The Company does not believe there are constructive obligations relating to ARO to be recognized based on the preliminary review of its communications to the public (e.g. Company’s website) and past actions. The Company may need to recognize constructive obligations depending on its future activities until the conversion date. The change in discount rate used in ARO calculation will have impact on the opening IFRS balance sheet. Quantification work is to be performed in the future.

Income taxes

Canadian GAAP does not recognize deferred tax assets or liabilities arising from the effect of exchange rate movements on the tax base of non-monetary assets or liabilities located overseas (such as plants or mining assets); these are all recognized under IFRS. IFRS also have a different approach to recognizing and measuring uncertain tax positions (falling within the approach set out for provisions above). Also, many other differences may arise in specific circumstances.

Major new deferred tax assets and liabilities might be recognized on adopting IFRS. The tax provision might also become more volatile because of the more active measurement of uncertain tax positions. Quantification of the impact is to be performed.

Other differences in standards that are applicable to the Company but do not have material impact have been identified also. The financial statement areas impacted by these differences will be monitored until the conversion date, and transition work will be carried out as needed.

The Company continues to monitor the development of the standards as issued by the International Accounting Standards Boards and to determine any impact on the assessments done to date. Regular reporting occurs to management and the Audit Committee of our Board of Directors.

IFRS changeover plan status

The Company expects the transition to IFRS to impact financial statement preparation, infrastructure and control environment, as well as certain business activities. Management has developed an IFRS conversion plan covering activity areas, and the status of the changeover plan in the key activity areas is as follows:

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Genco Resources Ltd.	2010 Q2 MD&A

Key activities		Status
Financial statement preparation:		•	The Company is in the process of identifying differences between accounting policies under Canadian GAAP and IFRS, both on an ongoing basis and with respect to certain choices available on conversion under IFRS 1.
1.	Identification of differences in IFRS and Canadian GAAP accounting policies
2.	Selection of the Company’s ongoing IFRS policies
3.	Selection of the Company’s IFRS 1 choices	•	Management’s choices on accounting policies and IFRS 1 elections that are prepared to-date are scheduled for Audit Committee’s review and approval.
4.	Development of financial statement format
5.	Quantification of effects of change in initial IFRS 1 disclosures and IFRS compliant 2010 financial statements	•	The Company will continue to progress towards the quantification of the identified differences and choices throughout 2010.
Infrastructure: Development of IFRS expertise in:		•	The Company has been providing training for head office staff, senior executives and audit committee members. Training expanded to other Board members in the third quarter, 2010.
•	Operating entity accounting staff
•	Head office and consolidation group
•	Senior Executives and Board, including Audit Committee	•	Training of operating staff commenced in September of 2010.
Infrastructure: Development of systems solution for transition period and post-conversion period in:		•	The Company concluded the system changes during the transition period are not necessary, given the level of operations in 2010 and data availability.
•	Processing changes	•	One-off calculations are prepared as IFRS 1 choices are made.
•	Program upgrades/changes	•	Additional modules for accounting software and subledgers necessary for post-conversion period are identified as accounting policychoices are analyzed.
•	One-off calculations (IFRS 1)
•	Gathering data for disclosures
•	Scope of consolidation package
•	Budget/plan/forecast monitoring process
Control Environment: Internal Control over Financial Reporting (“ICFR”)		•	Assessment will begin with approval of proposed accounting policy changes in the fourth quarter of 2010.
•	For all accounting policy changes identified, assessment of ICFR design and effectiveness implications
•	Implementation of appropriate changes
Control Environment: Disclosure Controls and Procedures (“DC&P”)		•	Assessment will begin with approval of proposed accounting policy changes in the fourth quarter of 2010.
•	For all accounting policy changes identified, assessment of DC&P design and effectiveness implications
•	Implementation of appropriate changes, in particular:
• Revision of MD&A communications package
• Development of IFRS related queries response process in investor relations

14
Genco Resources Ltd.	2010 Q2 MD&A

Key activities		Status
Business Policy Assessment: Financial Covenants		•	Review of agreements that may contain financial covenants (e.g. loan and lease agreements) has been completed.
•	Identification of impact on financial covenants and business practices
•	Completion of any required renegotiations/changes	•	None of the agreements carry financial covenants; therefore, there is no impact on the financial covenants and business practices due to changeover.
		•	The Company will monitor new agreements it enters into for the remainder of 2010.
Business Policy Assessment: Customer and Supplier Contracts		•	Review of major customer contract has been completed.
•	Evaluation of impact on customer and supplier contracts	•	The terms of contract are not impacted by IFRS and thus, no changes are required.
•	Completion of any required renegotiations/changes	•	The Company does not have any supplier contracts.
Business Policy Assessment: Taxation		•	Identification of tax impact in Mexico is in progress.
•	Identification of impact on taxation in foreign jurisdiction
•	Revision of tax planning as required
Business Policy Assessment: Compensation Arrangements		•	Review of compensation has been completed.
•	Identification of impact on compensation arrangements	•	Compensation arrangements that are in effect are not impacted by changeover to IFRS.
•	Implementation of required changes	•	Management is aware of IFRS impact to share-based payments. The changes to the share-based payment requirements will be taken into consideration when designing the terms and conditions of future share option issuances.
		•	The Company will monitor new or changes to compensation arrangements for the remainder of 2010.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long term debt. The fair values of the financial instruments other than notes receivable and long term debt approximate their carrying values, unless otherwise noted due to their short term nature. It is management’s opinion that the Company is exposed to significant currency, credit, liquidity, or price risks as follows:

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Mexico, its revenues are generated in US dollars and its costs of sales are incurred in Mexican pesos. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at September 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Mexican pesos:

15
Genco Resources Ltd.	2010 Q2 MD&A

	US Dollars	Mexican
Cash	231,931	2,002,638
Accounts receivable	—	660,535
Accounts payable and accrued liabilities	(365,116)	(13,140,478)
Long term debt	(480,173)	—
Asset retirement obligations	—	(1,400,183)
Future income tax	—	(71,982,366)

Based on the above net exposures as at September 30, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in a decrease/increase of $63,139 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the Canadian dollar against the Mexican peso would result in a decrease/increase of $690,961 in the Company’s net earnings.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and note receivable. The Company deposits cash with financial institutions it believes to be creditworthy. Cash balances at these financial institutions may exceed the federally guaranteed amount.

The Company’s accounts receivable are primarily derived from input tax credits receivable and trade receivables for mineral sales. The Company will maintain an allowance for doubtful accounts receivable in those cases for which the expected collectability of accounts receivable is in question.

Note receivable due from Andover Ventures Inc. relates to the sale of shares from Chief Consolidated Mining Company. As the expected collectability of the note is in question the Company has recorded a valuation allowance against the note with the fair value determined to be the value of the underlying security.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company manages liquidity by managing adequate cash balances and by raising equity or debt financing. The Company has no assurance that such financing will be available on favourable terms. The Company believes it is subject to liquidity risk through its working capital. In general, the Company attempts to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of common shares.

16
Genco Resources Ltd.	2010 Q2 MD&A

Price Risk

The Company is subject to price risk from fluctuations in the market price of gold and silver, which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value ofthe US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The carrying value of the Company’s mine infrastructure and exploration costs could be adversely affected by any reductions in the long term prices of silver and gold.

Additional Disclosure Requirements

Disclosure Controls and Procedures

Genco designed its disclosure controls and procedures to ensure that information that is required to be disclosed under Canadian securities requirements is recorded, processed, summarized and reported within the time periods specified and is communicated to Management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Genco’s Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures, as defined and required by the Canadian Securities Administrators. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Genco’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Management’s Report on Internal Control over Financial Reporting

The Company’s Management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate control over financial reporting. Under the supervision of the Company’s Chief Financial Officer, Genco has designed its internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of financial statements for external reporting in accordance with GAAP.

Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, Management conducted an evaluation of the effectiveness of the Company’s internal controls over financial reporting using the framework and criteria established in Internal Controls – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes in Internal Control over Financial Reporting

There have been no changes in Genco’s internal control over financial reporting during the period ended September 30, 2010 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The Company has an unlimited number of common shares authorized, with 92,824,820 outstanding on September 30, 2010 and 95,749,874 as of the date of this MD&A.

On September 30, 2010, options to purchase 5,484,582 common shares and warrants to purchase 33,693,505 common shares were outstanding. As of the date of this MD&A, options to purchase 5,579,582 common shares and warrants to purchase 30,768,450 common shares were outstanding.

17
Genco Resources Ltd.	2010 Q2 MD&A